Contact

www.linkedin.com/in/jerschwartz (LinkedIn)
www.jeremyschwartz.io/ (Personal)

Top Skills

C++

Python

Mobile Devices

Languages

German (Limited Working)

Certifications

Foundations of Data Science

Patents

INTERFACE SYSTEMS AND METHODS FOR ACCESSING STORED DATA

SYSTEMS AND METHODS FOR CLASSIFYING AND TRANSFERRING INFORMATION IN A STORAGE NETWORK

Jeremy Schwartz

CTO Zomo.fit

Austin

Experience

Zomo.fit

Chief Technology Officer

December 2021 - Present (5 months)

comScore, Inc.

Director of Engineering (Tagging Solutions)

August 2018 - August 2021 (3 years 1 month)

Reston, VA

GoCode

CoFounder

January 2015 - January 2017 (2 years 1 month)

International Technology School

Switch

Cofounder & CTO

June 2014 - March 2016 (1 year 10 months)

Co-founder and CTO of SwitchUp.Org, Helping People Discover Technology Bootcamps. switchup.org

MapMyFitness

Tech-Lead

January 2012 - April 2014 (2 years 4 months)

Austin

Tech-Lead running a team of Web and Mobile devs.

CommVault Systems

Software Developer

August 1999 - June 2007 (7 years 11 months)